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SECURITIE SSION

03014162

RECEIVED MAR 03 2003 MAIL PROCESSING SECTION WASH, D.C. 155

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45530 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASENSIO BROKERAGE SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 THIRD AVE., 25TH FL.

(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANUEL P. ASENSIO, PRESIDENT 212-702-8800

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP

(Name – *if individual, state last, first, middle name*)

| ONE BATTERY PARK PLAZA | NEW YORK | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MANUEL P. ASENSIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASENSIO BROKERAGE SERVICES, INC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Signature

CHAIRMAN, PRESIDENT & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ASENSIO BROKERAGE SERVICES, INC.

## REPORT ON STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2002

**ASENSIO BROKERAGE SERVICES, INC.**

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT AUDITOR'S REPORT**

To the Shareholder of Asensio Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of Asensio Brokerage Services, Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Asensio Brokerage Services, Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

February 14, 2003 Kaufmann, Gallucci & Grumer LLP



One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

**ASENSIO BROKERAGE SERVICES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

ASSETS

| | |
|---|---|
| Receivable from and deposit with clearing organization | $ 256,464 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable | $ 83,922 |
| SHAREHOLDER'S EQUITY: | |
| Common stock, $.01 par value; 5,000,000 shares authorized; 1,130,000 shares issued and outstanding | 11,300 |
| Additional paid-in capital | 160,908 |
| Retained earnings | 334 |
| TOTAL SHAREHOLDER'S EQUITY | 172,542 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 256,464 |

The accompanying notes are an integral part of this financial statement.

**ASENSIO BROKERAGE SERVICES, INC.**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2002**

**NOTE 1 ORGANIZATION AND NATURE OF BUSINESS**

Asensio Brokerage Services, Inc. ("the Company"), is incorporated in the State of Delaware. The Company is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation. The Company is a wholly-owned subsidiary of Asensio & Company (Parent).

The Company operates as an introducing "broker-dealer" and does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer on a fully disclosed basis (see also Note 3).

**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES**

(a) Securities transactions (and related commission revenue and expense) are recorded on a trade date basis, which is generally three business days before settlement date.

(b) Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(c) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenue and expenses during the year then ended. Actual results could differ from those estimates.

**NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION AND OTHER BROKER- DEALERS**

The receivable from clearing broker includes cash held by the clearing broker for commissions generated in December 2002. The deposit of $75,000 with the clearing organization is required by the clearing agreement.

The Company is engaged in brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is

**NOTE 3 - CONTINUED**

the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

**NOTE 4 - INCOME TAXES**

The Company is included in a consolidated Federal and state income tax returns with its Parent company. The provision for taxes, if any, will be reflected on the books and records of the Parent.

**NOTE 5 - RELATED PARTY TRANSACTIONS**

Asensio Brokerage Services, Inc. is a wholly owned subsidiary of Asensio & Company (see Note 1). In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. During 2002, the administrative expenses paid to the Parent amounted to $64,000, which amount was paid to the Parent by the Company in the form of a fee. The fee is determined based on the profitability of the Company.

As part of this agreement, the Company distributed net assets in May 2002, not related to its broker-dealer activities, to the Parent at book value at that date. The book value of these net assets amounted to $900,289.

**NOTE 6 - REGULATORY REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $172,542 which was $72,542 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was .49 to 1.